Mail Stop 3561

November 28, 2007

Doreen E. Zimmerman
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Director
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

> **Re: No Show, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 20, 2007**
> **File No. 333-145830**

Dear Ms. Zimmerman:

We have reviewed your amendment and have the following comment.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page II-2

We note your revised disclosure concerning your May 2006 sale of 50,000 shares of your common stock. You indicate in your revised disclosure that you conducted the offering pursuant to the private placement exemption contained in Rule 504 of Regulation D under the Securities Act of 1933, you engaged in general solicitation within the State of Nevada, and you sold shares to "approximately 35 investors," who "[u]nder Nevada State permit rules … were not required to be accredited investors." As a general matter, we wish to remind you of the parameters of the private placement exemptions provided in Regulation D. In particular, Rule 504(b)(iii) and Rule 502(c), when read together, permit offers and sales under Rule 504 involving general solicitation and advertising "[e]xclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to 'accredited investors' as defined in Rule 501(a)." Please tell us, regardless of Nevada law's provision that your buyers need not be accredited investors, whether your investors were accredited investors in accordance with Regulation D. If not, tell us why you believe reliance upon Rule 504 of Regulation D is appropriate. Please also file as exhibits to your registration statement the forms of Subscription Agreements you utilized for this private placement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook
        Facsimile No.: (702) 221-1963